Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Fixed charges:
Interest expense, including floor plan interest (1)	$73,805	$79,842	$83,626	$90,894	$100,990
Capitalized interest	1,921	2,484	1,198	2,290	2,330
Rent expense (interest factor)	24,569	24,659	25,495	27,942	28,962
Total fixed charges	100,295	106,985	110,319	121,126	132,282

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	161,727	129,021	141,233	133,262	83,092
Add: Fixed charges	100,295	106,985	110,319	121,126	132,282
Less: Capitalized interest	(1,921)	(2,484)	(1,198)	(2,290)	(2,330)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$260,101	$233,522	$250,354	$252,098	$213,044
Ratio of earnings to fixed charges	2.6 x	2.2 x	2.3 x	2.1 x	1.6 x

(1) Includes interest expense associated with discontinued operations.